FORM S-2
     As filed with the Securities and Exchange Commission on October 5, 2000
                                 File No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                            PRO-FAC COOPERATIVE, INC.

             (Exact Name of Registrant as Specified in Its Charter)
                               ------------------
                               NEW YORK 16-6036816
                  (State or other jurisdiction of (IRS Employer
              incorporation or organization) Identification Number)
                               ------------------
                                 90 Linden Oaks
                                  P.O. Box 682
                            Rochester, New York 14603
                                 (716) 383-1850

    (Address, Including Zip Code, and Telephone Number, Including Area Code
                  of Registrant's Principal Executive Offices)
                               ------------------
                                                     Copy to:

Earl L. Powers                                       Catherine A. King, Esq.
Vice President, Finance and Treasurer                Harris Beach & Wilcox, LLP
Pro-Fac Cooperative, Inc.                            130 East Main Street
90 Linden Oaks                                       Rochester, New York 14604
Rochester, New York 14625(716) 232-4440

(716) 383-1850

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------
         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                         ------------------
                                                   CALCULATION OF REGISTRATION FEE
=========================================== ================== ====================== ====================== =====================
                                                                 Proposed Maximum       Proposed Maximum            Amount of
    Title of Each Class of Securities         Amount to be        Offering Price            Aggregate             Registration
             to be Registered                  Registered          Per Security          Offering Price                Fee
-------------------------------------         ------------       ----------------     ----------------------- --------------------
Class A Common Stock                                                                                                         *
----------------------------------------------------------------------------------------------------------------------------------
Retains                                         6,500,000              100%                 $6,500,000             $   1,716  *
----------------------------------------------------------------------------------------------------------------------------------
Class A Cumulative Preferred Stock**                                                                                        **
==================================================================================================================================
                                                         ------------------

PRIOR REGISTRATION - RULE 429
* As permitted by Rule 429, the Prospectus included herein also relates to 156,630 shares of Class A common stock covered by Registration Statement No. 33-60273, $4,100,000 of retains covered by Registration Statement No. 333-63385, and 1,000,000 shares of Class A common stock covered by Registration Statement No. 33-89511.

** Representing Class A cumulative preferred stock issuable at maturity of retains. No additional fee is required pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Prospectus

                            PRO-FAC COOPERATIVE, INC.

                    1,156,630 Shares of Class A Common Stock

                               $10,600,000 Retains

         We are a New York agricultural cooperative corporation formed in 1960 to process and market crops grown by our members. Membership in Pro-Fac is limited to persons or entities who are actively engaged in the growing of agricultural products, such as cherries, apples, corn and peas. Growers who wish to become members of Pro-Fac are required to purchase shares of our common stock.

         We are offering shares of our Class A common stock, retains and shares of our Class A cumulative preferred stock. Our Class A common stock is being offered to growers who are currently members, or who wish to become members, who deliver raw product for sale and processing by Agrilink Foods, Inc., which is our wholly owned subsidiary. Retains represent that portion of patronage proceeds payable to our members but retained by us. Our retains may be redeemed for cash or shares of our Class A cumulative preferred stock. Our Class A cumulative preferred stock is traded on the Nasdaq National Market under the symbol "PFACP."

                                                   Underwriting
                                    Price to       Discounts and    Proceeds to
                                     Public       Commissions (1)    Issuer (2)
                                 ---------------- ---------------   ------------

Class A common stock  Per Share          $5.00          0.0                5.00
                      Total:       $ 5,783,150                    $   5,783,150

Retains               Per Unit:           100%          0.0                 100%
                      Total:       $10,600,000                      $10,600,000

(1) The securities described in this Prospectus are to be offered and distributed directly through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid.

(2)  Before deducting expenses estimated at $30,216.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO THIS OFFERING.
                               ------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or as passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is accompanied by a copy of Pro-Fac Cooperative, Inc.'s Annual Report on Form 10-K as of the year ended June 24, 2000, and for the three years in the period ended June 24, 2000.

                        This prospectus is dated , 2000.

                                                  TABLE OF CONTENTS
                                                                                                               Page
Prospectus Summary...............................................................................................3
Risk Factors.....................................................................................................7
Ratio of Earnings to Fixed Charges and Preferred Dividends......................................................12
Where You Can Find More Information.............................................................................12
Forward-Looking Information.....................................................................................13
Use of Proceeds.................................................................................................14
Determination of Offering Price.................................................................................14
Plan of Distribution............................................................................................14
Business of Pro-Fac.............................................................................................15
Description of Pro-Fac Securities...............................................................................21
Experts.........................................................................................................26


                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities covered by this prospectus or soliciting offers to purchase the securities covered by this prospectus in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

         Unless otherwise indicated, references in this prospectus to "Pro-Fac," "we," "our," and "us" refer to Pro-Fac Cooperative, Inc., a New York agricultural cooperative formed in 1960, together with its subsidiaries Agrilink Foods, Inc. and PF Acquisition II, Inc., which conducts business under the name AgriFrozen Foods. References in this prospectus to our fiscal year refer to the 12-month period ended the last Saturday of June of that year.

         This prospectus includes trademarks, trade names and service marks of Pro-Fac.

         Our principal executive offices are located at 90 Linden Oaks, Rochester, New York 14625. Our telephone number is 716-383-1850.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding Pro-Fac and the securities being sold in this offering and our audited consolidated financial statements incorporated by reference in this prospectus.

                                     Pro-Fac

         As an agricultural cooperative, we process and market crops grown by our members. Our crops include fruits, such as cherries, apples, blueberries, peaches and plums; vegetables, such as snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn. Only growers of crops marketed through us, or associations of such growers, can become members. Growers become members of Pro-Fac by purchasing shares of our common stock. You cannot be a member unless you own shares of our common stock.

         We have two subsidiaries, Agrilink Foods, Inc. and AgriFrozen Foods. Our membership is divided into two separate classes. Members who own shares of our Class A common stock are our Class A members, and members who own shares of our Class B common stock are our Class B members.

         Our Class A members are our current members who deliver raw product for processing and sale at the facilities of Agrilink Foods, Inc., which is our wholly owned subsidiary. We currently have approximately 626 Class A members consisting of individual growers or associations of growers, located principally in the states of New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia.

         Our Class B members are our current members who deliver raw product for processing and sale by AgriFrozen Foods. We currently have approximately 150 Class B member growers who are located principally in the states of Oregon and Washington.

         Agrilink Foods, Inc.

         Agrilink Foods, Inc. ("Agrilink Foods") is a producer and marketer of processed food products. Agrilink Foods has four primary product lines including vegetables, fruits, snacks and canned meals. The vegetable product line consists of canned and frozen vegetables, chili beans, and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Freshlike, Veg-All, McKenzies, and Brooks Chili Beans. The fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. The snack product line consists of potato chips, popcorn and other corn-based snack items. Branded products within the snack category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. The canned meal product line includes products such as chilies, stews, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. All other product lines primarily represent salad dressings. Brand products within this category include Bernstein's and Nalley. Agrilink Foods also sells its products to supermarkets, warehouse clubs and mass merchandisers under private labels and to food service institutions such as restaurants, caterers, bakeries and schools. Agrilink Foods operates 27 processing facilities located throughout the United States and one facility in Mexico. These processing facilities provide Agrilink Foods with access to diverse sources of raw agricultural products. Agrilink Foods distributes its finished products to over 11,600 customer distribution points through a nationwide network of distribution centers and food brokers.

         In 1994, we entered into a marketing and facilitation agreement with Agrilink Foods. Under that agreement, we supply Agrilink Foods with crops and provide additional financing to Agrilink Foods, and Agrilink Foods provides us with marketing and management services and we share in Agrilink Foods' profits or losses.

         The Acquisition of Dean Foods Vegetable Company

         On September 24, 1998, Agrilink Foods acquired the frozen and canned vegetable business of Dean Foods Company ("Dean Foods"), by acquiring from Dean Foods all the outstanding capital stock of Dean Foods Vegetable Company ("DFVC") and Birds Eye de Mexico SA de CV. DFVC was a vegetable processor selling its products under brand names such as Birds Eye, Freshlike and Veg-All, and various private labels. In connection with the acquisition of DFVC, Agrilink Foods sold its aseptic business to Dean Foods. The aseptic business produced primarily dairy-based products, such as puddings and cheese sauces. In addition to selling its aseptic business, Agrilink Foods paid Dean Foods $360.0 million in cash and issued to Dean Foods a $30.0 million unsecured subordinated promissory note due November 22, 2008, as consideration for the acquisition of DFVC. In connection with the acquisition of DFVC, Agrilink Foods reserved the right to require Dean Foods, in consideration for the payment of an additional $13.2 million, to treat the acquisition of DFVC as an asset sale for tax purposes under Section 338(h)(10) of the Internal Revenue Code. Agrilink Foods exercised that right on April 15, 1999 and paid Dean Foods $13.2 million.

         Immediately following the acquisition, DFVC was merged with and into Agrilink Foods. We believe that the acquisition of DFVC strengthens Agrilink Foods' competitive position by enhancing its brand recognition and market position, providing opportunities for cost savings and operating efficiencies, and increasing Agrilink Foods' product and geographic diversification.

         The Refinancing

         Concurrently with the acquisition of DFVC, Agrilink Foods refinanced its then-existing indebtedness, which included $160.0 million of its senior subordinated notes having an interest rate of 12 1/4% per year and maturing in the year 2005, which we refer to as Agrilink Foods' old notes, and its then-existing bank debt. As part of its refinancing, Agrilink Foods purchased substantially all its old notes for an aggregate amount of approximately $184.0 million, including accrued interest of $2.9 million, terminated its old credit facility (including seasonal borrowings) and repaid $176.5 million of indebtedness that had been outstanding under that facility.

In order to finance the acquisition of DFVC, the subsequent merger of DFVC with and into Agrilink Foods, the refinancing of Agrilink Foods' then-existing indebtedness, and to pay related fees and expenses, Agrilink Foods:

               entered into and borrowed from a new credit facility it obtained from Harris Trust and Savings Bank, consisting of a $455.0 million term loan facility and a $200.0 million revolving credit facility;

               entered into and borrowed from a $200.0 million bridge loan facility; and

               issued the $30.0 million subordinated promissory note to Dean Foods.

         Agrilink Foods repaid the $200.0 million bridge loan facility on November 18, 1998 with the proceeds of an offering of $200.0 million of new senior subordinated notes having an interest rate of 11-7/8% per year and maturing in the year 2008. These "initial" notes were later exchanged for notes that were substantially identical to the initial notes, except that the new notes are freely transferable. We refer to the notes issued in exchange for all of the initial notes as the "new notes."

         We have guaranteed Agrilink Foods' obligations under the new credit facility, the subordinated promissory note to Dean Foods and its new notes.

         Other Acquisitions and Dispositions

         In addition to the acquisition of DFVC, Agrilink Foods also consummated the following transactions that we believe improve our competitive position within the agricultural production and distribution industry:

         On June 24, 2000, Agrilink Foods acquired the Flavor Destinations Trademark for snack items and will manufacture and market this regional brand through its Tim's Cascade Chips business in Auburn, Washington.

         On June 23, 2000, Agrilink Foods sold its pickle business based in Tacoma, Washington to Dean Pickle and Specialty Products Company, a subsidiary of Dean Foods. This business included pickle, pepper, and relish products sold primarily under the Nalley and Farman's brand names.

       On December 17, 1999, Agrilink Foods sold its Cambria, Wisconsin processing facility to Del Monte. This facility was primarily utilized for canning operations. The sale also includes an agreement for Del Monte to produce a portion of Agrilink Foods' product needs during the 2000 packing season.

        On November 8, 1999, Agrilink Foods sold its Midwest private label canned vegetable business to Seneca Foods. Included in this transaction was the Arlington, Minnesota facility. This sale did not include the retail branded canned vegetables Veg-All and Freshlike.

         AgriFrozen Foods.

        AgriFrozen Foods ("AgriFrozen") is a producer and marketer of primarily frozen vegetables and operates 4 processing facilities located in the United States. AgriFrozen's products include frozen green peas, sugar-snap peas, cob corn and whole kernel corn, green beans, carrots, and lima beans. Although AgriFrozen does have branded products, including Chef Du Jour, Perfect Sense, Sweet Jubilee, Jack and the Beanstalk and Oregon's Finest, most of its frozen vegetable products are packaged and sold under private labels. Under trademark licensing agreements with Ore-Ida Foods, Inc., AgriFrozen distributes some of its frozen cob corn products under the Ore-Ida and Mini-Gold trademarks, certain of its frozen breaded vegetable products, including okra, mushrooms, zucchini and corn nuggets are sold under the Tendekrisp and Ore-Ida trademarks, and some of its frozen stew vegetable products are marketed and distributed under the Ore-Ida trademark. In addition, under its co-packing agreement with Agrilink Foods, AgriFrozen processes and packages a variety of frozen vegetables under Agrilink Foods' Birds Eye trademark. Sales of finished product sold to Agrilink Foods for distribution under the Birds Eye brand constituted approximately $22.4 million of AgriFrozen's total net sales for the 2000 fiscal year.

         On February 23, 1999, AgriFrozen acquired substantially all of the frozen vegetable processing assets of Agripac, Inc., an Oregon cooperative in bankruptcy. In order to finance the acquisition, AgriFrozen obtained financing from CoBank, ACB under the credit facilities. The CoBank financing consists of:

               a credit facility consisting of a term loan facility of $30.0 million and a revolving credit facility of $55.0 million for fiscal 2000 and $50.0 million for each year thereafter, and a $12.0 million subordinated promissory note.

         The net purchase price for the frozen vegetable processing business was $80.5 million, including expenditures of $7.8 million consisting of cash payments of approximately $6.4 million to obtain grower contracts from former Agripac member-growers, and transaction expenses and miscellaneous costs totaling approximately $1.4 million. AgriFrozen also incurred additional severance costs of approximately $1.2 million.

         In order to pay the total acquisition price, AgriFrozen:

               borrowed $30.0 million under the term loan facility,

               borrowed a total of $36.9 million under the revolving credit facility, and issued the $12.0 million subordinated promissory note.

         The balance of the total acquisition price, $8.0 million, was paid by AgriFrozen from the sale of shares of its preferred stock to PFA Northwest Growers Cooperative, Inc. In addition, $6.4 million borrowed under the revolving credit facility was held in escrow until the final purchase price was agreed to. These funds were returned to AgriFrozen in July 1999 and were applied to the revolving credit facility.

         AgriFrozen granted a security interest in substantially all of its assets to secure its obligations under the CoBank credit facility and the subordinated promissory note. Neither we nor Agrilink Foods guaranteed the debts of AgriFrozen or otherwise pledged any of our respective properties as security for the CoBank financing. In fact, all of AgriFrozen's indebtedness is expressly without recourse to us or to Agrilink Foods.

         We have entered into a marketing and facilitation agreement with AgriFrozen. Under this agreement, we sell the crops of our Class B members to AgriFrozen at their commercial market value ("CMV") for processing and distribution by AgriFrozen. AgriFrozen has agreed to pay us the CMV of those crops, less any earnings or losses incurred on products processed. We will distribute to our Class B members payments received from AgriFrozen for our Class B members' crops. The commercial market value of a crop, or its CMV, is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under pre-season contracts or in the open market in the same or similar market areas.

         AgriFrozen has also entered into an administrative services agreement with Agrilink Foods, pursuant to which Agrilink Foods provides AgriFrozen with certain management consulting and administrative services.

         Recent Developments.

         On July 21, 2000, Agrilink Foods sold the machinery and equipment utilized in the production of pickles and other related products to Dean Pickle and Specialty Products Company. Agrilink Foods will continue to contract pack Nalley and Farman's pickle products for a period of two years at the existing Tacoma processing plant, which Agrilink Foods will operate. Under a related agreement, we will supply raw cucumbers grown in the Northwestern United States to Dean Pickle and Specialty Products Company, for a minimum 10-year period at market pricing. This transaction did not include any products carrying the Nalley brand name, including prepared canned meal products.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus, incorporated by reference in this prospectus, and filed as exhibits to our registration statement before you decide to purchase shares of our Class A common stock.

         Patronage income distributed to our Class A members will be derived exclusively from Agrilink Foods' operations.

         Our members participate in two separate and distinct pools: (a) the Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members. A Class A member is a producer and supplier of raw products to us for processing by Agrilink Foods. A Class B member is a producer and supplier of raw products to us for processing at facilities of AgriFrozen. A member's share of patronage proceeds will be determined within the particular membership pool the member is assigned. All income from patronage sources and related expenses will be allocated to either the Class A member pool or the Class B member pool. Members in the Class A member pool will not have any right to participate in patronage income generated by growers in the Class B member pool. Similarly, members in the Class B member pool will not have any right to participate in patronage income generated by growers in the Class A member pool. See "Business of Pro-Fac."

         A member's share of proceeds may be less than CMV.

         Payment for crops is based upon the CMV of the crops supplied to us by our members. There is no relationship, however, between the CMV of crops and the cost of producing such crops, since CMV is determined by supply and demand in the marketplace. Under our marketing and facilitation agreement with Agrilink Foods, if Agrilink Foods experiences a loss on products processed from crops supplied by our Class A members, this loss will be deducted from the CMV Agrilink Foods would otherwise pay to us for distribution to our Class A members. The ability of Agrilink Foods to pay us the CMV of crops supplied by our Class A members will depend in large part on the overall profitability of Agrilink Foods. There can be no assurance that Agrilink Foods will be able to pay the CMV of our Class A members' crops.

         Holders of our common stock receive only one vote regardless of the number of shares owned.

         Each of our members has one vote, regardless of the number of shares of common stock held. If two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Therefore, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which our members may vote. See "Description of Pro-Fac Securities."

         Possible discontinuance of crops.

         We   continuously   review  the  ability  of  our  members  to  produce
high-quality crops. Based on our evaluations, we may determine to stop marketing, in whole or in part, a particular crop and terminate or reduce the crops deliverable under the crop delivery agreements of our members producing that crop for sale through us. The members affected would be required to sell all of their shares of common stock supporting that portion of the crop to us for cash at its par value, which is $5 per share, plus any declared but unpaid dividends.

         We may also adjust the quantity of a crop to be marketed for our members. This adjustment may be temporary or permanent. Permanent increases in the quantity of a crop to be marketed would involve the purchase of additional shares of common stock, and permanent decreases would involve the sale of shares of common stock by members.

         We are the guarantor of the indebtedness of Agrilink Foods.

         We do not have any independent operations or any significant assets other than the capital stock of Agrilink Foods and AgriFrozen. We are dependent upon the receipt of payments under our marketing and facilitation agreements with Agrilink Foods and AgriFrozen, and upon the receipt of dividends or other distributions from Agrilink Foods to fund our obligations, including our obligations under our guarantees with respect to the indebtedness of Agrilink Foods under its new credit facility, the Dean Foods subordinated promissory note and Agrilink Foods' new notes.

         The substantial leverage and debt service requirements of Agrilink Foods could adversely affect our operating flexibility and place us at a competitive disadvantage.

         Agrilink Foods is highly leveraged and has significant debt service requirements. At June 24, 2000, Agrilink Foods had approximately $661.3 million of indebtedness outstanding, not including borrowings under its $200 million revolving credit facility. At June 24, 2000, Agrilink Foods had $5.7 million of indebtedness outstanding under its revolving credit facility, representing seasonal working capital borrowings, and it had issued $14.2 million of letters of credit under its revolving credit facility.

         The credit facility of Agrilink Foods contains covenants imposing a number of significant operating and financing restrictions on our business, as well as the business of Agrilink Foods. These covenants, among other things, limit our ability to:

               incur additional indebtedness;

               incur or maintain liens;

               pay dividends or other distributions;

               redeem our capital stock;

               make other restricted payments;

               enter into transactions with affiliates;

               sell or dispose of assets; and

               merge, consolidate or sell all or substantially all of our assets.

         In addition, we are required under the credit facility of Agrilink Foods to maintain specified levels with regard to earnings before interest, taxes, depreciation and amortization (EBITDA), interest coverage, fixed charges coverage, leverage and net worth. These provisions could negatively affect our ability to react to changes in market conditions or to take advantage of business opportunities we believe to be desirable.

         A failure by us or Agrilink Foods to comply with any of these provisions would result in a default under the credit facility.

         In addition, a substantial portion of Agrilink Foods' cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, reducing funds available to Agrilink Foods for operations, capital expenditures, or other purposes. For example:

               Agrilink Foods must make interest payments on its new notes in the amount of approximately $23.8 million each year;

               Agrilink Foods is required to make interest payments under the new credit facility of approximately $40.7 million each year under the term loan facility and approximately $94,000 per $1 million borrowed under the revolving credit facility, assuming existing interest rates do not change;

               Agrilink Foods is required to make annual principal repayments under the new credit facility in amounts of: $10.8 million in each of fiscal 2001, 2002, and 2003, $10.0 million in fiscal 2004, $190.9 million in fiscal 2005 and $195.0 million in fiscal 2006. Agrilink Foods would not presently be able to make the payments due in fiscal 2005 or 2006 out of its current cash flow and may be unable to pay these principal amounts when they become due unless Agrilink Foods is able to refinance indebtedness; and

               Certain of Agrilink Foods' loans under the new credit facility have variable or floating interest rates. Of the $428.3 million principal amount of loans outstanding at June 24, 2000 under its term loan facility, Agrilink Foods has effectively fixed the applicable interest rates for $250 million of such loans for three years through interest rate hedges. Accordingly, Agrilink Foods remains vulnerable to increases in interest rates, and correspondingly, increases in its interest costs, for the unfixed portion of the interest due for this floating rate debt.

         A default under the credit facility of Agrilink Foods would allow the lenders to terminate their loan commitments. In addition, the creditors of Agrilink Foods under its credit facility could require acceleration of the payment of principal and interest on those loans upon the occurrence of a default, causing all amounts owed under the credit facility to be immediately due and payable. If Agrilink Foods is unable to repay its indebtedness under its credit facility, the lenders could enforce our guaranty and require us to pay the indebtedness. Because we have no independent operations, it is unlikely that we would be able to pay such debt. In addition, because of the indebtedness of Agrilink Foods, we are more highly leveraged than several of our competitors. As a result, our ability to react to changing market conditions may be limited, our ability to withstand competitive pressures may be inhibited and we may be more vulnerable to a downturn in general economic conditions in our business.

         Delayed payments for crops.

         Our members receive delayed payment of a portion of the purchase price for their crops. This delay may exceed the industry average in some instances. For instance, we have historically paid the final 25% of CMV by July 15 of the year immediately following the year of delivery. See "Business of Pro-Fac."

         Our members must include as taxable income proceeds for which they have not received any cash payment.

         A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business, which is member related business, paid to him in cash and allocated to his account as qualified retains. As a result, a member is required to declare as income the value of the qualified retains allocated to him even though he has not received an actual cash payment of that amount. Non-qualified retains are included in a member's taxable income only when they are redeemed. See "Business of Pro-Fac."

         Transferability of our Class A common stock is limited and you may have limited liquidity.

         The Class A common stock may only be transferred to us or to other Class A members. You may not be able to readily sell your Class A common stock in the event you are in an immediate need of a source of cash.

         The non-qualified retains are not transferable and you have limited liquidity.

         Non-qualified retains are non-transferable. They do not bear interest and have no dividend rights. You may not be able to readily sell your non-qualified retains for cash, or to pledge your non-qualified retains as collateral for loans.

         We have the ability to change our treatment of retains.

         Every year our board of directors determines, based on operations, whether to redeem our retains, and, if so, the amount of retains that should be redeemed. Historically, we have redeemed our qualified retains for shares of our Class A cumulative preferred stock, and our non-qualified retains for our Class A cumulative preferred stock and cash.

         Historically, our board of directors has redeemed retains, qualified and non-qualified, five years after issuance. This policy is subject to change at the discretion of our board of directors. Our board could, for example, increase the number of years the retains must be held before they are redeemed or our board could decide to redeem the retains for cash only, for shares of our Class A cumulative preferred stock or shares of some other authorized class of our capital stock, some other form of consideration, or for some combination of cash and securities.

         Shortages or oversupplies of raw product due to seasonality and other factors could result in reduced profitability.

         We and our members are subject to all the risks generally associated with the production and marketing of agricultural commodities. The production of agricultural products is predominantly seasonal. The vegetable business can be positively or negatively affected by national weather conditions because of the weather's effect on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. Oversupply typically will result in depressed selling prices and reduced profitability on products produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. Shortages typically result in higher selling prices and increased profitability for products. Although the overall national supply situation controls pricing, the supply can differ regionally because of variations in weather.

         Risks associated with the food industry, including changes in consumer preferences and distribution channels, could adversely affect our business.

         Companies in the food processing business are subject to various risks, among other things:

               adverse changes in general economic conditions;

               evolving consumer preferences and nutritional and health related concerns;

               changes in food distribution channels and increasing buying power of large supermarket chains, warehouse clubs, mass merchandisers, super centers and other retail outlets that tend to resist price increases and have stringent inventory and management requirements;

               federal, state and local food processing controls;

               consumer product liability claims; and

               risks of product tampering.

         Product liability claims or product recalls could adversely affect our business.

         The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage. There can be no assurances that product liability claims will not be asserted against us in the future, or that any claims that are made will not create adverse publicity that will have a material adverse effect on our ability to successfully market our products and on our business, financial condition, and results of operations.

         Proceeds Not Committed to Specific Purposes.

         The securities offered are issued on a continuing basis as part of normal operations and not to raise funds for any specific purpose. Our management will determine the allocation of the net proceeds from the sale of our Class A common stock. As a result, members will be relying upon our management's judgment as to the use and investment of the net proceeds.

         Environmental risks; compliance with environmental laws.

         We are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations govern the disposal of solid and liquid waste material, which results from the preparation and processing of foods, and emissions into the atmosphere, including odors inherent in the heating of foods during preparation. These environmental laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing, as well as for the construction, operation and closure of waste treatment and related facilities. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or whether new environmental conditions may be found to exist. Enactment of more stringent laws or regulations, more strict interpretation of existing laws and regulations or identification of new conditions may require additional expenditures by us.

         We are subject to market risk related to our financing activities and foreign currency transactions.

         Interest Rate Risk Management: We are subject to market risk from exposure to changes in interest rates based on our financing activities. Agrilink Foods has entered into certain financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. More specifically, Agrilink Foods maintains two interest rate swap agreements with the Bank of Montreal. The agreements provide for fixed interest rate payments by Agrilink Foods in exchange for payments received from Bank of Montreal at the three-month London Interbank Offered Rate ("LIBOR"). Although it is possible that interest rates will decrease and thereby minimize the benefits of the hedge position, Agrilink Foods believes that on a long-term basis, the possibility of interest rates exceeding the interest swap rate is not likley. Agrilink Foods closely monitors this market risk and adjusts its position as it deems necessary.

         Foreign Currency: We also hedge certain foreign currency transactions by entering into forward exchange contracts in which payments commence on a specified date in the future to exchange US currency for foreign currency.
Gains and losses associated with currency rate changes on forward exchange contracts hedging foreign currency transactions are recorded in earnings upon settlement. In fiscal 2000, we entered into forward exchange contracts to hedge aggregate foreign currency exposures of approximately $11.5 million. The forward exchange contracts have varying maturities, ranging from July 2000 to April 2001, with cash settlements made at maturity based upon rates agreed to at contract inception.

         Year 2000 technology problems could cause business interruptions.

         We have not experienced any significant Year 2000 related system failures nor, to our knowledge, have any of our suppliers or customers. We will continue to monitor our systems and significant vendors for Year 2000 compliance; however, management cannot guarantee that the systems of other companies upon which our operations rely could not be affected by Year 2000 issues.

                                     RATIO OF EARNINGS TO FIXED CHARGES AND
                                               PREFERRED DIVIDENDS

                                                                     Fiscal Years Ended
                                            June 24,        June 26,       June 27,       June 28,        June 29,
                                              2000            1999           1998           1997            1996
                                            ---------       --------       ---------      --------        --------
Ratio of earnings to fixed charges
   and preferred dividends                      1.1            1.6            1.4             1.1            (A)

Pro forma ratio of earnings to fixed
   charges and preferred dividends              1.1            1.5            1.2             (B)            (B)


(A) In the fiscal year ended June 29, 1996, our earnings were insufficient by $37,048,000 to cover the amount of fixed charges and pre-tax preferred dividends.

(B) In fiscal years ending June 29, 1996 and June 28, 1997, our earnings were insufficient by $43,748,000 and $2,028,000, respectively, to cover the amount of fixed charges and pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend permitted by law.

         For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before,

               equity in the undistributed earnings of CoBank;

               fixed charges;

               income taxes; and

               dividends on common and preferred stock.

         Fixed charges represent total interest expense. For purposes of this computation, preferred dividends are adjusted to a pre-tax basis. Dividends represent amounts deducted to determine net proceeds in each fiscal year.

         The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pre-tax basis, by the amount of pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend permitted by law of 12 percent of par value was declared and paid thereon.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 registering the Class A common stock, retains and Class A cumulative preferred stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Also, any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. We are also required to file periodic reports and other information with the SEC under the Securities Exchange Act. Accordingly, we file reports and other information with the Commission.

         You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we may file, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC`s Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of the duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our and Agrilink Foods' SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

         The SEC allows us to "incorporate by reference" information we have filed with it, which means that we can disclose important information to you by referring you to those previously filed documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus, and later information filed with the SEC will update and supersede this information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the document listed below.

               Our Annual Report on Form 10-K for the year ended June 24, 2000.

               A copy of our Annual Report on Form 10-K for the fiscal year ended June 24, 2000 is being delivered with this prospectus. The above filing is also available at the SEC's offices and Internet site described above. You may request a copy of the filing by writing or telephoning us at the following address: Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New York 14603, Attention: Vice-President-Communications; telephone: (716)383-1850.

                           FORWARD-LOOKING INFORMATION

         This prospectus, together with the Annual Report on Form 10-K incorporated into this prospectus, contains forward-looking statements, which are not statements of historical facts. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. The forward-looking statements include, among other things, our expectations and estimates about business operations, strategies and future financial performance.

         The forward-looking statements are subject to risks, uncertainties and assumptions about us, and about the future, and could prove to be wrong. Important factors that could cause actual results to differ materially from our expectations are discussed in this prospectus, including the forward-looking statements included in this prospectus and under "Risk Factors." Among the factors that could impact our ability to achieve our goals are:

               the impact of strong competition in the food industry;

               the impact of changes in consumer demand;

               the impact of weather on the volume and quality of raw products;

               the inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

               the continuation of our success in integrating operations (including whether the anticipated cost savings in connection with acquisitions will be realized and the timing of any such realization) and the availability of acquisition and alliance opportunities;

               our ability to achieve gains in productivity, and improvements in capacity utilization; and

               our ability to service debt.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                                 USE OF PROCEEDS

         The securities offered are issued on a continuing basis as part of our normal operations and are not offered to raise funds for any specific purpose. Our Class A common stock is sold from time to time to new members or to members who increase the quantity of crops marketed through us for sale and processing at Agrilink Foods' facilities. Retains are issued annually to represent net proceeds from patronage business retained by us and are used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the board of directors at the time of receipt. We receive no cash proceeds from the issuance of our shares of Class A cumulative preferred stock.

                         DETERMINATION OF OFFERING PRICE

         Our Class A common stock issued by us is at its $5 par value to Class A members or to growers who wish to become Class A members and meet our standards for membership. The amount of patronage proceeds issued to our members in the form of retains is determined annually by our board of directors. One share of our Class A cumulative preferred stock is issued for each $25 worth of retains redeemed by us.

                              PLAN OF DISTRIBUTION

         The Offering.

         We are offering shares of our Class A common stock to our current Class A members and to growers who wish to become Class A members and meet our standards. Shares of our Class A common stock will be sold based upon the quantity and types of crops to be marketed through us by the grower-offeree.

         The Distribution.

         The offering will be implemented through our Agricultural Services Department. Members of the Agricultural Services Department will provide assistance in this offering, which may consist of: (i) assisting in the mailing of this prospectus; (ii) responding to phone inquiries from potential grower-offerees with regard to matters of an administrative nature; (iii) maintaining records of all subscriptions; and (iv) attending informational meetings for potential grower-offerees and communicating with them by telephone concerning the information contained in this prospectus.

         None of the members of our Agricultural Services Department are registered with the SEC as a broker-dealer. No member of our Agricultural Services Department will receive any compensation or other remuneration, either directly or indirectly, for his or her assistance in this offering. Any time spent by the members of our Agricultural Services Department to assist in this offering will be incidental to his or her regular duties at Pro-Fac.

         Subscription Procedure.

         Subscriptions for the Class A common stock can be made by completing and signing the subscription agreement provided with this prospectus and mailing it to Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New
York 14603,   Attention: Kevin M. Murphy, Vice President Member  Relations -
Agricultural Services Department.

         The execution and delivery of the subscription agreement will obligate the subscriber to irrevocably and unconditionally acquire the number of shares of Class A common stock subscribed for in the subscription agreement if we accept the subscription. We reserve the right to accept or reject any subscription in whole or in part in our sole and complete discretion.

         By  executing  the  subscription   agreement,   each  grower-subscriber
expressly grants to us the right to repurchase his shares of Class A common stock for a total consideration of $5 for each share.

         Prospective growers-subscribers are referred to the subscription agreement provided with this prospectus for the full text of the representations and warranties and other agreements and obligations he will make to or with Pro-Fac.

                               BUSINESS OF PRO-FAC

         We are an agricultural cooperative formed under New York State law to process and market crops grown by our members. Only growers of crops marketed through Pro-Fac, or associations of such growers, can become members of Pro-Fac.

         Membership.

         Membership in Pro-Fac is evidenced by the ownership of our common stock. Our common stock is divided into two classes -- Class A common stock and Class B common stock. Holders of Class A common stock are "Class A members." Holders of our Class B common stock are "Class B members." Crops supplied to us by our Class A members are sold to Agrilink Foods for processing, and crops supplied by our Class B members are sold to AgriFrozen for processing. See "Description of Pro-Fac Securities - Common Stock".

         Growers desiring to become members of Pro-Fac are required to file an application for membership. In the application a grower agrees to, among other things, purchase the required number and class of shares of our common stock, as determined by our board of directors based upon the quantity and type of crops to be marketed through Pro-Fac by the member-applicant.

         We currently have approximately 626 Class A members located principally in New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. We also have approximately 150 Class B members located principally located in Oregon and Washington. Crops grown by our members and purchased by us include:

               fruits, such as cherries, apples, blueberries, peaches and plums,

               vegetables, such as snap beans, beets, cucumbers, dry beans, spinach, lima beans, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn.

         Regional Representation.

         The business of Pro-Fac is conducted pursuant to policies established by our board of directors. The territorial area in which Pro-Fac operates has been divided into geographic regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on Pro-Fac's board of directors by at least one director. In an effort to insure a reasonably balanced representation of members from various geographic regions on our board of directors, our board of directors designates the number of directors to be elected from each region or district based on the value of raw product delivered by the members from the particular geographic region. Presently, Pro-Fac's operations are conducted in five regions. These regions, as well as the number of directors elected from each region, are identified in the following table.

                                                            Present Number
      Region                        Area                     of Directors
 ----------------        -------------------------          ---------------
   I   (Dist.  1)        Western Upstate New York                  2
       (Dist.  2)        Eastern Upstate New York                  2
       (Dist.  3)        Pennsylvania and Delaware                 1
  II   (Dist.  1)        Michigan                                  3
       (Dist.  2)        Illinois                                  1
 III                     Iowa and Nebraska                         1
  IV                     Washington and Oregon                     1
   V                     Georgia and Florida                       1

         The members in each region elect the director or directors for that region. In the case of a region that is divided into districts, the members in each district elect the directors for that district. There are currently 12 directors on our board of directors. Although our bylaws authorize our board of directors to appoint up to one-fifth of the total number of directors, our members have historically elected all our directors.

         Commodity Committees.

         Commodity committees have been established for each of the major crops marketed through us. Each committee member is a member of Pro-Fac who grows the crop or crops with which his committee represents. The committees are charged with the responsibility of counseling and advising our board of directors, our officers and management of matters generally associated with the specific crop or crops the committee members represent.

         Under our current policy, if a particular crop is produced in different geographic areas, commodity committees are established either for the separate geographic areas or for a combination of the geographic areas. Members of each commodity committee are elected by the members of Pro-Fac in the region or regions for which the particular commodity committee serves.

         Our commodity committees have been active in advising our board of directors on numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV and the content of the annual crop delivery agreements, which specify, among other things, the terms under which crops will be grown, harvested and delivered.

         Marketing of Members' Crops.

         General Marketing Agreement. Each member of Pro-Fac enters into a general marketing agreement with Pro-Fac. In the general marketing agreement the member appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the general marketing agreement, and under the crop delivery agreements executed between Pro-Fac and the members each year for the then up-coming growing season. In the general marketing agreement Pro-Fac agrees to make available, through its marketing and facilitation agreements with Agrilink Foods and AgriFrozen, facilities for receiving and processing the crops delivered by its members to Agrilink Foods or AgriFrozen, as the case may be.

         Passage of Title to Crops. Upon a member's delivery of crops to us, we take title to the crops and have the right to transfer, process or encumber the crops as we see fit, subject to the provisions of the general marketing agreement. A member delivering crops to Pro-Fac has no control over those crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

         Quantity of Crops Marketed. The quantity of a crop to be delivered by a member in any year is the quantity established in the annual crop delivery agreements which are supplements to the general marketing agreements. Members are required to purchase additional shares of common stock if they undertake to:

               increase their delivery to Pro-Fac of a particular crop or grow a new type of crop to be marketed through Pro-Fac.

         A member's common stock ownership is dependent upon the quantity and type of raw product to be delivered by the member.

         If we determine that additional quantities of a crop are required, additional shares of common stock will be offered to growers of the crop. Qualified current members of Pro-Fac in the area where the crop is needed will be given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced. The opportunity to grow additional crops and the requirement to reduce crop production will be given and made by our board of directors.

         If a change in total crop requirement is determined to be only temporary, adjustments of common stock holdings will not be required. If additional quantities are temporarily required, we will offer our members currently growing the crop the opportunity to deliver the additional quantities, on a pro rata basis, without regard to membership class. If a temporary reduction in a crop is required, we may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it, without regard to membership class.

         If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of our board of directors, be offered the opportunity to sell their excess common stock to Pro-Fac.

         A member choosing to sell a portion of his shares of common stock would permanently reduce, by a corresponding amount, the amount of crop he is entitled to deliver to Pro-Fac.

         The quantity of a particular crop to be delivered to Pro-Fac may be based on:

               the actual number of acres the member agrees to plant and harvest for delivery to Pro-Fac, or a specified tonnage.

         For example, growers of sweet corn and snap beans typically agree to plant and harvest a specified number of acres of those crops, while growers of squash, carrots and asparagus typically agree to supply a specified tonnage of those crops.

         Agent Growers. If a member is temporarily unable to fulfill his crop production obligations to Pro-Fac, either in whole or in part, he may, on a temporary basis, contract with another grower or growers, who may, but need not be, a member, to fulfill all or a part of the member's obligations to deliver crops to Pro-Fac. In the event a member contracts with another member to fulfill his crop production obligations, the member must be of the same class. In other words, Class A members may only contract with other Class A members and Class B members may only contract with other Class B members. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligations to Pro-Fac more frequently than once in any two consecutive years without subjecting himself to a mandatory transfer of his common stock representing the crop production obligations he is not able to fulfill.

         Payment for Members' Crops.

         Commercial Market Value. Our marketing and facilitation agreements with Agrilink Foods and AgriFrozen provide, generally, that we will be paid the CMV of the crops purchased from us.

         Acting upon the recommendation of a joint committee, our board of directors, together with the board of directors of Agrilink Foods, will determine the CMV of our Class A members' crops. Also acting upon the recommendation of the joint committee, our board of directors, together with the board of directors of AgriFrozen, will determine the CMV of our Class B members' crops. The joint committees are comprised of the chief executive officer of Agrilink Foods and an equal number of Pro-Fac directors and disinterested directors.

         In making its determination, the joint committee will consider data supplied by Agrilink Foods and AgriFrozen concerning pre-season contracts and open market purchases for various crops. The joint committee will also give considerable weight to the advice of the commodity committees representing the various crops marketed through Pro-Fac.

         Pools.  Our membership is divided into two separate and distinct pools:
(a) our Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members.

         Patronage Proceeds.

         Our patronage proceeds are equal to our gross receipts, which are derived from sources that under law qualify as patronage income, including income from the sale of raw products and all income from other patronage sources, less our operating expenses attributable to the production of our patronage income. Our operating expenses include overhead, interest, dividends on capital stock, maintenance, depreciation, obsolescence, bad debts, taxes and other proper costs, all as determined by our board of directors. Gains and losses are distributed based on the nature of the business disposed of, but in any event such gains and losses are to be distributed to the members of the particular pool affected.

         Members' Share of Patronage Proceeds.

         A member's share of patronage proceeds is determined within the particular pool to which the member is assigned. Within each pool, each member's and each agent grower's pro rata share of the patronage proceeds is determined annually based upon each member's share of the year's total CMV within the pool.

         In any year in which patronage proceeds of a particular pool exceed the CMV of the pool, the members within that pool will be paid or allocated their pro rata portion of the excess patronage proceeds. Similarly, if in any year the patronage proceeds of a particular pool are less than CMV of the pool then the CMV paid to each member and agent grower as the purchase price for his crop shall be reduced by his share of the loss of the pool for the year.

         Payment of Patronage Proceeds. Our bylaws require us to pay or allocate to each member or agent grower his pro rata share of patronage proceeds within 8 1/2 months after the end of our fiscal year.

         Retention of Patronage Proceeds. A portion of the patronage proceeds payable to our members may be retained by us for use as working capital or for other general corporate purposes. Retained patronage proceeds are characterized as either qualified retains or non-qualified retains. The portion of the patronage proceeds of a particular pool that are retained will be allocated among the members and agent growers within the pool.

         Under the Internal Revenue Code, we are permitted to deduct, for federal income tax purposes, the entire amount of retained patronage proceeds allocated (but not yet distributed) to our members, provided, we give our members a "qualified written notice of allocation," which discloses to the member the stated dollar amount allocated to him as retained patronage income;

               each member consents to include in his gross income for the taxable year the stated dollar amount of the allocation, as well as the amount of percentage income actually distributed to him; and

               at least 20% of each member's retained patronage income is paid in cash.

         If all of these requirements are met, the retained patronage income constitutes a qualified retain. Retained patronage income not meeting the above requirements is a non-qualified retain.

         Our bylaws require us to pay or account annually to our members for their crops, on a cooperative basis, in cash and through the allocation of retains - qualified or non-qualified - as our board of directors determines. In four out of the past five years we have paid our Class A members the full CMV of all of their products marketed through us. Patronage proceeds in excess of CMV, after payment of dividends on our capital stock, have been paid partially in cash to our members and partially in the form of retains. In fiscal 1996, Class A members' cash payments for CMV were reduced by 10%. In fiscal 2000, Class B members' cash payments for CMV were reduced by approximately 10.8%

         The percentages of CMV paid in cash or allocated to our Class A members as retains over the last five fiscal years are as follows:

Class A Members

                                                                 Fiscal Years Ended June
                                            --------------------------------------------------------------------
                                            2000              1999          1998            1997          1996
                                            ----              ----          ----            ----          ----

Paid in cash                               102.1%           100.0%         102.6%         101.7%          90.0%
Allocated as qualified retains               4.9              0.0            7.9             5.2           0.0
                                           -----            ------         -------        ------          -----

Total                                      107.1%           100.0%         110.5%         106.9%          90.0%
                                           =====            =====          =====          =====           ====


Class B Members

                                                                 Fiscal Years Ended June
                                            -------------------------------------------------------------------
                                            2000              1999          1998            1997          1996
                                            ----              ----          ----            ----          ----

Paid in cash                                89.2%              N/A           N/A             N/A           N/A
Allocated as qualified retains               0.0               N/A           N/A             N/A           N/A
                                           -----
Total                                       89.2%
                                           =====

         Timing of Payments for Crops. Both Agrilink Foods and AgriFrozen are required, under their respective marketing and facilitation agreements with us, to pay us the purchase price for crops purchased from us on a date or dates that coincide with the time of payment for crops by us to our members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are generally based upon the final CMV established for the crop in the prior year, unless the board of directors determines that average industry prices have changed significantly since that time.

         Recognizing the costs involved in harvesting and delivering a crop, we have historically offered harvest time cash advances to our members. The terms and conditions governing these advances are specified in the annual crop delivery agreements. The harvest time payment is usually due approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50% of the crops estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first CMV payment otherwise due the member for the crop.

         Once payments for particular crops are received from Agrilink Foods or AgriFrozen, we will pay the funds received over to the members of the Class A pool or the Class B pool, as the case may be, who delivered those crops. Subject to minor variations, we have historically paid our members the purchase price for their crops in accordance with the following schedule:

               50% of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop;

               another 25% of estimated or actual CMV is paid not later than 120 days after the average date of final delivery for each crop; and

               the balance of CMV is paid not later than the immediately following July 15.

         Any payments in addition to CMV are made as soon as possible, but in any event within 8 1/2 months following the end of our fiscal year.

         For example, if a member delivers crops to us with a CMV of $10,000 on September 1, 2000 and a total of $1,050 in patronage proceeds in excess of CMV is earned for the year and allocated to him, he will be paid or allocated a total of $11,050 for his crops. Of this amount, he will be paid $10,000 (CMV) in cash, in three installments based on the following schedule of payments from Agrilink Foods or AgriFrozen, as the case may be:

               $5,000 by October 1, 2000, less any harvest time advance;

               $2,500 by February 1, 2001, assuming this member's date of final delivery coincides with the average date of final delivery for the same crop, and

               $2,500 by July 15, 2001.

         In addition, as soon as the necessary computations can be made and final payment is received from Agrilink Foods or AgriFrozen, as the case may be, but before March 15, 2001, the $1,050 of excess patronage proceeds will be paid or allocated to the member in the form of cash or retains. A minimum of 20% of the excess over CMV, in the above example $210, must be distributed in cash and the balance may be distributed in the form of retains. See "Description of Pro-Fac Securities."

         Tax Matters.

         As a cooperative, we are taxed under Subchapter T of the Internal Revenue Code (the "Code"). Subchapter T imposes regular corporate income tax rates on cooperatives, but at the same time allows cooperatives to deduct from taxable income, for federal income tax purposes, certain deductions which are not available to other business corporations. In particular, under Subchapter T a cooperative may deduct from its taxable income all amounts which are paid to its members and other patrons as patronage dividends (either in cash or through the allocation of amounts retained by the cooperative and represented by qualified written notices of allocation) with respect to patronage occurring during the taxable year. Non-patronage-sourced income of a cooperative is subject to federal income tax at the cooperative level.

         In general, the payments from earnings of a cooperative to its members in the form of cash and qualified retains constitute patronage dividends within the meaning of Subchapter T. Members and other patrons of a cooperative must agree to include in their taxable income in the year received all amounts of patronage dividends paid in cash or allocated to their accounts as qualified retains. Patronage income allocated by a cooperative to its members in the form of non-qualified retains is taxable at the cooperative level when such retains are issued. In the year in which non-qualified retains are redeemed by a cooperative, the cooperative receives a tax deduction in the amount of the retains which are redeemed. Members and other patrons of the cooperative must agree to include in their taxable income in the year of redemption any non-qualified retains redeemed by the cooperative.

         Under our marketing and facilitation agreement with Agrilink Foods, payments are made by Agrilink Foods for the crops of our members. Such payments, in part, are based upon the earnings of Agrilink Foods derived from products processed from the crops supplied by our Class A members. These payments are classified and reported by us, for federal income tax purposes, as patronage-sourced income. Because there are few guidelines in this area of law, such classification and reporting has in the past led to audit disputes with the Internal Revenue Service ("IRS"). The IRS clarified its position in a technical advice memorandum to us on September 23, 1991. Although changes have occurred in our relationship with Agrilink Foods since the issuance of the technical advice memorandum, the contractual relationship requiring the payments based upon the earnings of Agrilink Foods remains substantively the same as when the technical advice memorandum was issued. Accordingly, we have continued to treat payments based upon the earnings of Agrilink Foods as patronage-sourced income. In January 1995, Agrilink Foods and our board of directors approved appropriate amendments to Agrilink Foods' bylaws to allow Agrilink Foods to qualify as a cooperative under Subchapter T of the Code. On August 24, 1995, we received a favorable ruling from the IRS approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change in tax status of Agrilink Foods would have no effect on our ongoing treatment as a cooperative under Subchapter T of the Code. Based on the foregoing, Harris Beach, LLP, our legal counsel, is of the opinion that payments to members of Pro-Fac based upon earnings of Agrilink Foods continue to constitute patronage-sourced income pursuant to Subchapter T of the Code. In the event, however, the IRS changes our classification as a cooperative and/or the reporting of patronage-sourced income by us, additional income taxes and interest could be assessed as a result of the reclassification of income reported as patronage-sourced income to non-patronage-sourced income.

         Our marketing and facilitation agreement with AgriFrozen is substantially the same as the one we have with Agrilink Foods. In reliance upon the technical advice memorandum discussed above, we believe that, so long as AgriFrozen's relationship with us is substantially similar to Agrilink Foods' relationship with us, that payments to our Class B members based upon earnings of AgriFrozen derived from products processed from the crops supplied by our Class B members will constitute patronage-sourced income pursuant to Subchapter T of the Code.

         From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or if adopted what effect it might have on our federal income tax liability and the federal income tax liability of our members.

         In addition, from time to time the IRS issues revenue rulings, revenue procedures, and other official statements, which may be either prospective or retrospective in application, by which it seeks to interpret and administer the provisions of the Code applicable to cooperatives. It is also impossible to predict the effect any such administrative interpretations, which may be adopted in the future, would have on our federal tax liability or that of our members.

         Tax Treatment of Amounts Paid or Allocated to Members.

         Under the federal income tax laws, our members must currently include in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to our members and are taxable to members only if and when redeemed by us.

                        DESCRIPTION OF PRO-FAC SECURITIES

         This description summarizes some of the provisions of our restated certificate of incorporation, a copy of which has been included as an exhibit to our registration statement. If you want more complete information, you should read the provisions of our restated certificate of incorporation.

         Our authorized capital stock consists of 5,000,000 shares of Class A common stock, 2,000,000 shares of Class B common stock and 55,000,000 shares of preferred stock. We are also authorized to issue up to $15,000,000 of special membership interests.

    As of August 26, 2000, we had outstanding 2,132,981 shares of Class A common stock with a par value of $5 per share, 34,400 shares of non-cumulative preferred stock with a par value of $25 per share, 4,249,007 shares of Class A cumulative preferred stock with a par value of $1 per share and 23,664 shares of Class B series 1, 10% cumulative preferred stock with a par value of $1 per share. We also had outstanding 723,229 shares of Class B common stock, with a par value of $5 per share, and $11,662,168 in special membership interests.

         Common Stock.

         Rights to dividends and on liquidation. Any outstanding retains and preferred stock would rank senior to the common stock in respect of liquidation rights and dividend rights. This means that we cannot pay dividends on our common stock unless we first pay all dividends owing to holders of our preferred stock at that time. Additionally, upon liquidation, we cannot make any distribution to holders of our common stock until we first pay all amounts required to be paid to holders of our preferred stock and retains.

         Under present law, dividends on our common stock may not exceed 12% of its par value per year. Members who purchase shares of common stock in installments are entitled to receive dividends only on those shares of common stock actually issued to them.

         Voting. All voting power is vested exclusively in the holders of common stock. However, each member is entitled to one vote regardless of the number of shares held. When two or more holders of common stock are joined in an agricultural venture, our board of directors will determine whether the venture is a single enterprise, entitling the participating holders to a single vote, or multiple enterprises, entitling the holders to more than one vote.

         Preemptive rights. Holders of our common stock do not have any right to purchase additional shares of common stock or any of our capital stock if we sell shares to others.

         Conversion rights. Our common stock is not convertible into any other security of Pro-Fac.

         Required disposition and redemption of common stock. As described below:

               In the event a member is no longer a producer of agricultural products marketed through us then the member is required to dispose of his shares of common stock.;

               Upon the death of an individual member, the estate of the deceased member will continue as a member for the purposes of winding up the affairs of the deceased member until all of the obligations of the deceased member to us have been performed, including those under any then current crop delivery agreement. After fulfillment of the deceased member's obligations to us, the deceased member's estate is required to dispose of the member's common stock;

               In the event we discontinue a crop, then all members whose ownership of common stock is based upon their marketing of the discontinued crop through us will be required to sell their common stock to us for cash at the par value, plus any declared but unpaid dividends; and

               In the event a member desires or is required by us to permanently reduce the quantity of a crop which he sells to us, then the member will be required to dispose of the number of shares of his common stock as is necessary to bring his ownership of shares of common stock into proper relationship to the quantity and type of crops which he markets through us.

         A member who voluntarily wishes to sell his common stock or who is required to sell his shares of common stock must make a reasonable effort to find another grower within the disposing member's pool, that is, a Class A member must use reasonable efforts to find another grower in the Class A member pool, and a Class B member must use reasonable efforts to find another grower in the Class B member pool, who is willing to purchase the member's common stock and assume all of his obligations to us and who meets all requirements for membership in Pro-Fac. We will give a disposing member a reasonable period of time within which to find another grower.

         We may assist the disposing member in finding another grower by advising him of the price another qualified grower in the appropriate class, that is a Class A membership or Class B membership, acceptable to us, is willing to pay for the stock. Historically, these prices have varied widely by commodity and by the region in which the crop associated with the common stock is to be grown. Sales are often at a price exceeding the $5 par value at which the common stock was originally issued. Historically, there has usually been sufficient demand for common stock offered for sale by members.

         In the event the disposing member is unable to find a qualified grower within a reasonable period of time, the member must sell his common stock to us for cash at par value plus any declared and unpaid dividends.

         Liability for further assessment. Shares of our common stock are not subject to further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the cooperative.

         Transfer agent. We function as our own transfer agent for our common stock.

         Transferability. Our common stock is issued only to growers of agricultural products marketed through us, or to associations of growers, and may be transferred only to another grower who meets our membership standards. A member holding shares of Class A common stock may only transfer his shares to another member owning shares of Class A common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class A common stock, and approved by us. Similarly, a member holding shares of Class B common stock may only transfer shares to another member owning shares of Class B common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class B common stock, and approved by us.

         Non-Cumulative Preferred Stock, Class A Cumulative Preferred Stock and Class B, Series 1 Cumulative Preferred Stock.

         General. Our non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are not convertible into any other securities. We are not obligated to redeem or retire these securities.

         Our Class A cumulative preferred stock is listed on The Nasdaq National Market under the symbol "PFACP." There is currently no active trading market for either our non-cumulative preferred stock or our Class B, series 1 preferred stock. We do maintain an ongoing exchange program to allow holders of non-cumulative preferred stock to exchange their shares for Class A cumulative preferred stock on a share-for-share basis. A "blackout" period exists between the dividend qualifying date for the non-cumulative preferred stock and October 16 each year when such exchanges cannot be made. This prevents a holder from collecting the annual dividend on the non-cumulative preferred stock and immediately becoming eligible to collect the quarterly dividend on the Class A cumulative preferred stock.

         Our Class B, series 1 preferred stock is issuable to employees of Agrilink Foods pursuant to an employee stock purchase plan. Under the plan employees of Agrilink Foods can purchase shares of Class B, series 1 cumulative preferred stock at a price of $10 per share.

         Ranking. The non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock rank senior to the common stock and are on parity with each other with respect to payment of dividends and distributions upon liquidation.

         Generally, this means that we cannot pay dividends on our common stock unless we have paid the full amount of the dividends on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock that are due and owing at the time. Also, if we are dissolved or liquidated, holders of the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are required to be paid the full amount of their liquidation preferences before any assets can be distributed to holders of common stock. The liquidation preference of the non-cumulative preferred stock is $25 per share plus declared and unpaid dividends. The liquidation preference of the Class A cumulative preferred stock is

$25 per share plus all accrued and unpaid dividends. The liquidation preference of the Class B, series 1 cumulative preferred stock is $10 per share plus all accrued and unpaid dividends.

         So long as shares of non-cumulative preferred stock remain outstanding, we cannot create any class of stock that would rank senior to the non-cumulative preferred stock with respect to liquidation and dividend rights without the consent of at least 2/3 of the outstanding shares of non-cumulative preferred stock.

         Dividends. Holders of non-cumulative preferred stock are entitled to receive, when and as declared by our board of directors, non-cumulative cash dividends at the rate per annum of not less than 6% per share of the par value of such shares.

         Holders of Class A cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at a quarterly rate equal to $.43 per share, or an annual rate of approximately 6.88% of the liquidation preference of $25 per share. We pay dividends on the Class A cumulative preferred stock quarterly in arrears on April 30, July 31, October 31, and January 31 of each year.

         Holders of Class B, series 1 cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the rate per annum of $1 per share.

         Redemption. We can redeem our non-cumulative preferred stock at any time upon 90 days written notice. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $25 per share, plus an amount equal to all declared and unpaid dividends.

         We can redeem the Class A cumulative preferred stock at any time upon written notice not less than 30 days and not more than 60 days prior to the date fixed for redemption. If we decide to redeem less than all of the outstanding shares at once, the shares to be redeemed can be selected pro-rata or by lot, except that we have the right to first redeem all of the shares of Class A cumulative preferred stock held by any holder who owns 100 or less shares. The redemption price is $25 per share, plus an amount equal to accrued and unpaid dividends.

         The Class B, series 1 cumulative preferred stock can be redeemed by us at any time upon not less than 30 days and not more than 60 days written notice before the date fixed for redemption. The redemption price is $10 per share, plus an amount equal to accrued and unpaid dividends.

         Voting rights. The only voting rights the holders of shares of non-cumulative preferred stock, Class A preferred stock and Class B, series 1 preferred stock have are those required by law.

         Generally, this means that if we want to change our restated certificate of incorporation in a way that would materially and adversely affect these holders of those shares, then we must get the approval of holders of at least 2/3 of the outstanding shares of non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Restriction on stock acquisitions. We are prohibited from repurchasing or otherwise redeeming our stock, other than to repurchase our common stock from departing members, unless full dividends have been paid or are contemporaneously declared on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Transfer agent: The transfer agent, dividend agent and redemption agent for the Class A cumulative preferred stock is Computershare Investor Services, LLC. We act as our own transfer agent for our non-cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Retains.

         Annual allocation. Retains, if any, must be allocated to the accounts of our members within 8 1/2 months of the close of our fiscal year. Our fiscal year ends on the last Saturday of June. It has been, and continues to be, our policy to allocate retains to our members on or about September 15 of each year. Each member is typically advised of the allocation of qualified retains and non-qualified retains to his account by means of an investment summary which is mailed to him each year on or about September 15. There were no allocations of retains to Class A members for fiscal 1996 or fiscal 1999, and no allocation to Class B members in fiscal 2000.

         Qualified retains. Qualified retains bear no interest, but five years after issuance, based on membership class, they may mature into shares of our Class A cumulative preferred stock at the discretion of our board of directors. If our Board determines to redeem qualified retains, one share of Class A cumulative preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. If our board determines to redeem retains, qualified retains issued prior to fiscal 1996 may be redeemed for shares of our Class A cumulative preferred stock, unless the holder specifically requests non-cumulative preferred stock.

         Redemption of non-qualified retains. It is the present intention of our board of directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Class A cumulative preferred stock, approximately five years after their issuance, however, there can be no assurance that our board of directors will in fact redeem retains for shares of our capital stock.

         Adjustment of amount of non-qualified retains. It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event that could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to our members in a prior year, our board of directors may, in its discretion, reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

         Transferability of retains; absence of market. Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there are several broker-dealers making a market in our qualified retains, there can be no assurance that any such market will be established. Historically, sales of qualified retains have been at prices substantially less than their face amount. If a market for our qualified retains is established, the increased leverage of Pro-Fac as a result of the acquisition in fiscal 1999, and the limits on our ability to repurchase our preferred stock pursuant to Agrilink Foods' new credit facility and the indenture covering its notes, are likely to decrease the prices at which our qualified retains are traded.

         Rights to dividends and to distributions on liquidation. All retains are junior and subordinate to our indebtedness. In the event of our liquidation, holders of our retains would rank senior to our preferred stock and our common stock. No dividends are payable on our retains.

        Restrictions on dividends and other distributions to members and investors.

         As guarantors of the indebtedness of Agrilink Foods we are limited as to the aggregate dollar amounts we can pay or distribute in the form of dividends or other distributions for the purchase or redemption of shares of our common stock and preferred stock each fiscal year. Further, because Agrilink Foods and its lenders are the principal sources of cash used by us to pay dividends, the restrictions on payments from Agrilink Foods to us under its new credit facility may also limit our ability to pay dividends on our common and preferred stock.

         Certificates for securities.

         Except with respect to our Class A cumulative preferred stock, we ordinarily do not issue certificates representing shares of either our common or preferred stock or our members' interests in retains, except upon specific request. In lieu of certificates, we distribute to our members and our non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in our securities by type of security, number of shares, or dollar amount, and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to us.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 24, 2000, have been incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts except the registration fee payable to the Securities and Exchange Commission are estimates.

SEC Registration Fee............................................. $   1,716
Legal Fees and Expenses..........................................*$  10,000
Accountants Fees and Expenses....................................*$   3,500
Printing and Engraving Fees......................................*$  10,000
Blue Sky Fees and Expenses.......................................*$   1,000
Transfer Agent and Registration Fee and Expenses.................      None
Miscellaneous....................................................*$   4,000
                                                                  ---------
   Total Issuance and Distribution Expenses...................... $ 30,216
                                                                  =========

*Estimated

Item 15. Indemnification of Directors and Officers.

         Pro-Fac Cooperative

         Pro-Fac is a New York cooperative corporation. Sections 721 through 726 of the New York Business Corporation Law permit the registrant to indemnify its officers and directors against liabilities. Under Section 722 of the New York Business Corporation Law, the registrant may indemnify any person made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the registrant or serves or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the registrant against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal thereon, if such director or officer acted in good faith for a purpose which he reasonably believed to be in, or, under certain circumstances, not opposed to, the best interests of the registrant.

         Section 726 of the New York Business Corporation Law allows the registrant to purchase and maintain insurance to indemnify (i) the registrant for any obligation which it incurs as a result of the indemnification of directors and officers, (ii) directors and officers in instances in which they may be indemnified by the registrant, and (iii) directors and officers in instances in which they may not otherwise be indemnified by the registrant provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance of the State of New York, for a retention amount and for co-insurance. Notwithstanding the foregoing, no such insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer (i) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (ii) in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York.

         The foregoing statements are subject to the detailed provisions of Sections 721 through 726 of the New York Business Corporation Law, Pro-Fac's By-laws and its Restated Certificate of Incorporation, as applicable.

          Liability Insurance

         Pro-Fac maintains a directors and officers liability insurance and corporation reimbursement policy, in such amount as it deems reasonable, against certain liabilities that may be asserted against, or incurred by, the directors and officers of the registrant in their capacities as directors or officers of such registrant, including liabilities under Federal and state securities laws. Such policy is due for renewal on October 15, 2000.

Item 16. Exhibits.

                                  EXHIBIT INDEX
Exhibit
Number                        Description of Exhibit

  3.1 Restated Certificate of Incorporation for Pro-Fac Cooperative, Inc. (filed as Exhibit 3.1 to Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

  3.2 Pro-Fac Cooperative, Inc. Bylaws (filed as Exhibit 3.2 to the Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

  4.1 Indenture, dated as of November 18, 1998, between Agrilink Foods Foods, Inc., the Guarantors named therein and IBJ Schroder Bank & Trust Company, Inc. as Trustee (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).

  4.2 Form of 11 7/8 Percent Senior Subordinated Notes due 2008 (filed as Exhibit B to Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).

  4.3 Indenture, dated as of November 3, 1994, among PFAC, Pro-Fac and IBJ Schroder Bank & Trust Cooperative ("IBJ"), as Trustee, as amended by First Supplemental Indenture, dated as of November 3, 1994, each with respect to Agrilink Foods, Inc. 12.25 percent Senior Subordinated Notes due 2005 (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 14, 1994 (Registration No. 33-56517) and incorporated herein by reference).

  4.4   Second Supplemental  Indenture (amending the Indenture  referenced in
        Exhibit 4.3 herein) dated November 10, 1997 (filed as Exhibit 10.25 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 27, 1998, and incorporated herein by reference).

  4.5   Third Supplemental Indenture (amending the Indenture referenced in
        Exhibit 4.3  herein)  dated  September  24, 1998 (filed as Exhibit
        10.26 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999, and incorporated herein by reference).

  5.1   Opinion of Harris Beach & Wilcox, LLP (filed herewith).

  8.1   Opinion of Harris Beach & Wilcox, LLP - Tax Matters (filed herewith).

 10.1 Marketing and Facilitation Agreement, dated as of November 3, 1994, between Pro-Fac Cooperative, Inc. and Agrilink Foods, Inc. (filed as
        Exhibit 10.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.2 Amendment to Marketing and Facilitation Agreement between Pro-Fac Cooperative, Inc. and Agrilink Foods, Inc. dated September 23, 1998 (filed as Exhibit 10.9 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

 10.3 Management Incentive Plan, as amended (filed as Exhibit 10.2 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.4   Supplemental Executive Retirement Plan, as amended (filed as Exhibit
        10.3 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.5 Master Salaried Retirement Plan, as amended (filed as Exhibit 10.5 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

Exhibit
Number                           Description of Exhibit

 10.6 Non-Qualified Profit Sharing Plan, as amended (filed as Exhibit 10.6 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.7   Second Amendment to Non-Qualified  Profit Sharing Plan. (filed as
        Exhibit 10.14 to the Agrilink Foods, Inc.'s Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference).

 10.8 Excess Benefit Retirement Plan (filed as Exhibit 10.7 to Agrilink Foods, Inc.'s Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference.

 10.9 Salary Continuation Agreement - Dennis M. Mullen (filed as Exhibit 10.13 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999 and incorporated herein by reference).

10.10   Agrilink Equity Value Plan Adopted on June 24, 1996 (filed as Exhibit
        10.17 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 29, 1996 and incorporated herein by reference).

10.11 OnSite Services Agreement with Systems & Computer Technology (filed as Exhibit 10.21 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.12   Raw Product Supply Agreement with Seneca Foods Corporation  (filed as
        Exhibit 10.22 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.13   Reciprocal  Co-Pack Agreement with Seneca Foods Corporation (filed  as
        Exhibit 10.23 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.14 Credit Agreement among Agrilink Foods, Inc., Pro-Fac Cooperative, Inc., Harris Trust and Savings Bank, Bank of Montreal, Chicago Branch, and the Lenders from time to time party hereto, dated September 23, 1998 (filed as Exhibit 10.1 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).

10.15 Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998 (filed as Exhibit 10.2 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).

10.16 First Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.1 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.17 Second Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.2 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.18 Third Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.3 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.19 Fourth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.4 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.20 Fifth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.5 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.21 Sixth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed herewith).

Exhibit
Number                               Description of Exhibit

10.22 Service Agreement among Agrilink Foods, Inc., and PF Acquisition II, Inc., dated as of February 22, 1999 (filed as Exhibit 10.4 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.23 Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac Cooperative, Inc. and PF Acquisition II, Inc.
        (filed as Exhibit 10.5 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.24 Credit Agreement among PF Acquisition II, Inc. and CoBank, ACB, as administrative agent for the lenders thereunder, dated February 22, 1999 (filed as Exhibit 10.6 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.25 Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, ACB, dated February 22, 1999 (filed as Exhibit 10.7 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.26 Asset Purchase Agreement between PF Acquisition II. Inc., Pro-Fac Cooperative, Inc. and Agripac, Inc., Debtor and Debtor-In-Possession dated February 22, 1999 (filed as Exhibit 10.8 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

12.1    Statement regarding the Computation ratios (filed herewith).

18.1 Accountant's Report Regarding Change in Accounting Method. (filed as Exhibit 18 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 28, 1996 and incorporated herein by reference).

21.1 List of Subsidiaries (filed as Exhibit 21 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 24, 2000 and incorporated herein by reference).

23.1 Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc. (filed herewith).

23.2    Consent of Counsel (included in Exhibit 5.1).

24.1 Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).

99.1 Application for Stock Purchase (filed as Exhibit 99.1 to the Cooperative's Registration Statement on Form S-2 filed October 22, 1999 (Registration 333-89511) and incorporated herein by reference).

Item 17. Undertakings.

(a)  The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                     (i) To include any prospectus  required by Section 10(a)(3)
                         of the Securities Act of 1933;


                    (ii) To  reflect  in the  prospectus  any  facts  or  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;


(b) Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on October 5, 2000.

                          PRO-FAC COOPERATIVE, INC.

                          By:    /s/     Earl L. Powers

                                   Name: Earl L. Powers
                                   Title: Vice President, Finance and Treasurer
                                   (Principal Financial Officer and Principal
                                   Accounting Officer)

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Earl L. Powers, with full power to act alone, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


              Signature                                                         Title                                      Date

/s/    Bruce R. Fox                                               President, Chairman of the Board                 October 4, 2000
----------------------------------------------------------        and Director
      (BRUCE R. FOX)

/s/    Steven D. Koinzan                                          Vice President, Vice Chairman of the             October 4, 2000
----------------------------------------------------------        Board and Director
      (STEVEN D. KOINZAN)

/s/    Tom R. Croner                                              Director                                         October 4, 2000
----------------------------------------------------------
      (TOM R. CRONER)


/s/    Dale W. Burmeister                                         Director                                         October 4, 2000
----------------------------------------------------------
      (DALE W. BURMEISTER)

/s/    Peter R. Call                                              Director                                         October 4, 2000
----------------------------------------------------------
      (PETER R. CALL)

/s/    Glen Lee Chase                                             Director                                         October 4, 2000
----------------------------------------------------------
       (GLEN LEE CHASE)

/s/    Kenneth A. Dahlstedt                                       Director                                         October 4, 2000
----------------------------------------------------------
      (KENNETH A. DAHLSTEDT)

/s/    Robert DeBadts                                             Director                                         October 4, 2000
----------------------------------------------------------
      (ROBERT DEBADTS)

/s/    Kenneth A. Mattingly                                       Director                                         October 4, 2000
----------------------------------------------------------
      (KENNETH A. MATTINGLY)

/s/    Allan W. Overhiser                                         Director                                         October 4, 2000
----------------------------------------------------------
      (ALLAN W. OVERHISER)

/s/    Paul E. Roe                                                Director                                         October 4, 2000
----------------------------------------------------------
      (PAUL E. ROE)

/s/    Darell Sarff                                               Director                                         October 4, 2000
----------------------------------------------------------
      (DARELL SARFF)

/s/    Stephen R. Wright                                          Secretary and General Manager                    October 4, 2000
----------------------------------------------------------        (Principal Executive Officer)
      (STEPHEN R. WRIGHT)

/s/    Earl L. Powers                                             Vice President, Finance and Treasurer            October 4, 2000
----------------------------------------------------------        (Principal Financial Officer and
      (EARL L. POWERS)                                            Principal Accounting Officer)


                                  EXHIBIT INDEX
Exhibit
Number                        Description of Exhibit

  3.1 Restated Certificate of Incorporation for Pro-Fac Cooperative, Inc. (filed as Exhibit 3.1 to Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

  3.2 Pro-Fac Cooperative, Inc. Bylaws (filed as Exhibit 3.2 to the Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

  4.1 Indenture, dated as of November 18, 1998, between Agrilink Foods Foods, Inc., the Guarantors named therein and IBJ Schroder Bank & Trust Company, Inc. as Trustee (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).

  4.2 Form of 11 7/8 Percent Senior Subordinated Notes due 2008 (filed as Exhibit B to Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).

  4.3 Indenture, dated as of November 3, 1994, among PFAC, Pro-Fac and IBJ Schroder Bank & Trust Cooperative ("IBJ"), as Trustee, as amended by First Supplemental Indenture, dated as of November 3, 1994, each with respect to Agrilink Foods, Inc. 12.25 percent Senior Subordinated Notes due 2005 (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 14, 1994 (Registration No. 33-56517) and incorporated herein by reference).

  4.4   Second Supplemental  Indenture (amending the Indenture  referenced in
        Exhibit 4.3 herein) dated November 10, 1997 (filed as Exhibit 10.25 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 27, 1998, and incorporated herein by reference).

  4.5   Third Supplemental Indenture (amending the Indenture referenced in
        Exhibit 4.3  herein)  dated  September  24, 1998 (filed as Exhibit
        10.26 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999, and incorporated herein by reference).

  5.1   Opinion of Harris Beach & Wilcox, LLP (filed herewith).

  8.1   Opinion of Harris Beach & Wilcox, LLP - Tax Matters (filed herewith).

 10.1 Marketing and Facilitation Agreement, dated as of November 3, 1994, between Pro-Fac Cooperative, Inc. and Agrilink Foods, Inc. (filed as
        Exhibit 10.1 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.2 Amendment to Marketing and Facilitation Agreement between Pro-Fac Cooperative, Inc. and Agrilink Foods, Inc. dated September 23, 1998 (filed as Exhibit 10.9 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

 10.3 Management Incentive Plan, as amended (filed as Exhibit 10.2 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.4   Supplemental Executive Retirement Plan, as amended (filed as Exhibit
        10.3 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.5 Master Salaried Retirement Plan, as amended (filed as Exhibit 10.5 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.6 Non-Qualified Profit Sharing Plan, as amended (filed as Exhibit 10.6 to Agrilink Foods, Inc.'s Registration Statement on Form S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

 10.7   Second Amendment to Non-Qualified  Profit Sharing Plan. (filed as
        Exhibit 10.14 to the Agrilink Foods, Inc.'s Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference).

 10.8 Excess Benefit Retirement Plan (filed as Exhibit 10.7 to Agrilink Foods, Inc.'s Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference.

Exhibit
Number                           Description of Exhibit

 10.9 Salary Continuation Agreement - Dennis M. Mullen (filed as Exhibit 10.13 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999 and incorporated herein by reference).

10.10   Agrilink Equity Value Plan Adopted on June 24, 1996 (filed as Exhibit
        10.17 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 29, 1996 and incorporated herein by reference).

10.11 OnSite Services Agreement with Systems & Computer Technology (filed as Exhibit 10.21 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.12   Raw Product Supply Agreement with Seneca Foods Corporation  (filed as
        Exhibit 10.22 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.13   Reciprocal  Co-Pack Agreement with Seneca Foods Corporation (filed  as
        Exhibit 10.23 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).

10.14 Credit Agreement among Agrilink Foods, Inc., Pro-Fac Cooperative, Inc., Harris Trust and Savings Bank, Bank of Montreal, Chicago Branch, and the Lenders from time to time party hereto, dated September 23, 1998 (filed as Exhibit 10.1 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).

10.15 Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998 (filed as Exhibit 10.2 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).

10.16 First Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.1 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.17 Second Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.2 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.18 Third Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.3 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.19 Fourth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.4 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.20 Fifth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed as Exhibit 10.5 to Pro-Fac Cooperative's Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).

10.21 Sixth Amendment to the Credit Agreement referenced in Exhibit 10.14 (filed herewith).

10.22 Service Agreement among Agrilink Foods, Inc., and PF Acquisition II, Inc., dated as of February 22, 1999 (filed as Exhibit 10.4 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.23 Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac Cooperative, Inc. and PF Acquisition II, Inc.
        (filed as Exhibit 10.5 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.24 Credit Agreement among PF Acquisition II, Inc. and CoBank, ACB, as administrative agent for the lenders thereunder, dated February 22, 1999 (filed as Exhibit 10.6 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

Exhibit
Number                               Description of Exhibit

10.25 Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, ACB, dated February 22, 1999 (filed as Exhibit 10.7 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

10.26 Asset Purchase Agreement between PF Acquisition II. Inc., Pro-Fac Cooperative, Inc. and Agripac, Inc., Debtor and Debtor-In-Possession dated February 22, 1999 (filed as Exhibit 10.8 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

12.1    Statement regarding the Computation ratios (filed herewith).

18.1 Accountant's Report Regarding Change in Accounting Method. (filed as Exhibit 18 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 28, 1996 and incorporated herein by reference).

21.1 List of Subsidiaries (filed as Exhibit 21 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 24, 2000 and incorporated herein by reference).

23.1 Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc. (filed herewith).

23.2    Consent of Counsel (included in Exhibit 5.1).

24.1 Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).

99.1 Application for Stock Purchase (filed as Exhibit 99.1 to the Cooperative's Registration Statement on Form S-2 filed October 22, 1999 (Registration 333-89511) and incorporated herein by reference).